

May 17, 2011

Mr. Loren M. Starr
Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street N.E., Suite 1800
Atlanta, Georgia 30309

> **RE: Invesco Ltd.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Form 10-Q for the Period Ended March 31, 2011**
> **File No. 1-13908**

Dear Mr. Starr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Assets Under Management, page 28

2. In your AUM tables on pages 30 through 36, you present acquisitions and dispositions on a net basis. Please revise your tables to present separate line items for acquisitions and dispositions. A gross presentation would provide investors with more insight into the trends surrounding your acquisitions and dispositions for periods presented.

Financial Statements

Statements of Income, page 84

3. Please revise your statements of income to use the caption "net income" instead of "net income, including gains and losses attributable to noncontrolling interests." Refer to ASC 810-10-55-4J.

19. Commitments and Contingencies

Legal Contingencies, page 130

4. For each legal contingency, please tell us and revise your filing to disclose:
   • The amount of damages sought if, specified;
   • The amount of any accrual, if necessary for an understanding of the contingency; and
   • The range of reasonably possible loss or additional loss in excess of amounts accrued or alternatively state that such a loss cannot be estimated and supplementally explain to us the reasons why such a loss cannot be estimated.

   If you believe that any losses are remote, please explain in your response. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Refer to ASC 450-20-50 and SAB Topic 5:Y.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Etheredge, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief